UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year ended December 31, 2004

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from to

Commission file number 1-9618

IC CORPORATION 401(k) PLAN

(Full Title of the Plan)

NAVISTAR INTERNATIONAL CORPORATION
4201 Winfield Road
Warrenville, Illinois 60555

(Name of Issuer of the securities held pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION

IC Corporation 401(k) Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan as of December 31, 2004 and 2003, and for the years then ended, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

EXHIBITS

Exhibit Number	Description	11-K Page
23	Consent of Deloitte & Touche LLP	E-1
99.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of Sarbanes-Oxley Act of 2002	E-2
99.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator for the Plan has duly caused this annual report to be signed on the Plan's behalf by the undersigned hereunto duly authorized.

IC Corporation 401(k) Plan

/s/ Mark T. Schwetschenau

Mark T. Schwetschenau
Member, International Truck and Engine Corporation
Pension Fund Investment Committee

June 23, 2005

Deloitte.

IC Corporation 401(k) Plan

Financial Statements as of and for the Years Ended December 31, 2004 and 2003, Supplemental Schedule as of December 31, 2004 and Report of Independent Registered Public Accounting Firm

IC CORPORATION 401(k) PLAN

TABLE OF CONTENTS

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND 2003 AND FOR THE YEARS THEN ENDED:	
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4–9
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2004:	
Form 5500, Schedule H, Part IV, Line 4i— Schedule of Assets (Held at End of Year)	10

All other schedules required by Section 2520.103.10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606-4301
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

International Truck and Engine Corporation:

We have audited the accompanying statements of net assets available for benefits of the IC Corporation 401(k) Plan (the "Plan") as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 17, 2005

IC CORPORATION 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS:		
Investment in Master Trust (Note 3)	$7,712,321	$4,764,081
Participant loans	265,053	114,938
Total investments	7,977,374	4,879,019
Receivables:		
Participant contributions	-	56,364
Employer retirement contributions	919,747	813,562
Employer matching contributions	124,241	99,030
Total receivables	1,043,988	968,956
NET ASSETS AVAILABLE FOR BENEFITS	$9,021,362	$5,847,975

See notes to financial statements.

IC CORPORATION 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
ADDITIONS TO NET ASSETS:		
Net earnings of Master Trust (Note 3)	$ 707,150	$ 775,816
Participant loan interest	8,870	3,559
Contributions:		
Participant contributions	1,546,887	1,377,400
Employer retirement contributions	919,747	813,562
Employer matching contributions	347,656	403,198
Total contributions	2,814,290	2,594,160
Rollovers from other qualified plans	24,816	21,432
Total additions to net assets	3,555,126	3,394,967
DEDUCTIONS FROM NET ASSETS:		
Benefits paid to participants	377,469	283,200
Transfers to/from other qualified plans–net	4,270	4,667
Total deductions from net assets	373,199	278,533
INCREASE IN NET ASSETS	3,181,927	3,107,100
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	5,847,975	2,740,875
End of year	$9,029,902	$5,847,975

See notes to financial statements.

IC CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004 AND 2003

1. DESCRIPTION OF THE PLAN

The following description of the IC Corporation 401(k) Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

General—The Plan is sponsored by International Truck and Engine Corporation (the "Company"). The Plan is a defined contribution plan, covering certain eligible employees of IC of Oklahoma, LLC ("Tulsa") and IC Corporation ("Conway") which are subsidiaries of the Company. The Plan (formerly named the 401(k) Plan for the Non-Bargaining Unit Employees of American Transportation Corporation), was established in 1982, and has subsequently been restated and amended to maintain qualification under Sections 401(a), 401(k), and 501 of the Internal Revenue Code of 1986 (the "Code") and to modify the provisions of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions and Vesting—Participant contributions may be made to the Plan on a pre-tax basis, an after-tax basis, or a combination of both. Pre-tax salary reduction contributions to the Plan are subject to annual maximum limits equal to the lesser of 90% of a participant's eligible compensation or a prescribed dollar amount, indexed for inflation ($13,000 for 2004 and $12,000 for 2003). In addition, for 2004 and 2003, those participants who were age 50 or over during the Plan year had the ability to defer an additional $3,000 and $2,000, respectively, on a pre-tax basis. After-tax contributions are subject to annual maximum limits of 90% of eligible compensation. The total of pre-tax and after-tax contributions cannot exceed 90% of eligible compensation. Both pre-tax and after-tax contributions may be elected at a minimum level of one percent of eligible compensation at any time. Subject to Company approval, certain eligible employees are allowed to make rollover contributions to the Plan, if such contributions satisfy applicable regulations. Such employees are not required to be participants for any purpose other than their rollover account; however, no pre-tax salary reduction contributions may be made until such time as such employee would otherwise become eligible to and does elect participation in the Plan.

The Plan permits the Company to make matching and discretionary contributions for Tulsa participants. Company matching and discretionary contributions are subject to a vesting schedule based upon the participant's length of employment, and fully vest upon completion of five years of service. The Company matches 50% of the first 6% of eligible pre-tax compensation deferred by the participant for those participants who have completed one year of service. Discretionary retirement contributions are allocated to eligible members and are calculated as a percentage of eligible compensation, based upon the participant's age at year-end.

Nonvested Company matching contributions are forfeited when a participant retires or terminates service. Such forfeitures are used to offset future Company contributions. For the Plan years ended December 31, 2004 and 2003, $100,000 and $3,000, respectively, of forfeitures were used to offset Company contributions. Salary reduction contributions and rollover contributions are fully vested immediately.

Investment Options—Company matching and discretionary contributions are initially invested in the Frank Russell Aggressive Balanced Fund. Once assets are in the fund, participants can direct them to any other investment option available in the Plan. Once assets are moved out of the Frank Russell Aggressive Balanced Fund, they cannot be transferred back. Participants direct the investment of their account balances and future contributions. Investment options during 2004 consisted of the following: JPMorgan Stable Value Fund, JPMorgan U.S. Active Fixed Income-Core Fund, JPMorgan U.S. Disciplined Equity Fund, American Century Income & Growth Fund, Credit Suisse Capital Appreciation Fund, Gabelli Asset Fund, T. Rowe Price Mid-Cap Growth Fund, T. Rowe Price Small Cap Stock Fund, American Century International Growth Fund, and Navistar International Corporation Common Stock.

Participant Accounts—Individual accounts are maintained for each Plan participant. Contributions and assets allocated to a specific investment fund are commingled with those of other participants and are invested in accordance with the nature of the specific fund. Realized gains and losses, unrealized appreciation and depreciation, and dividends and interest are allocated to participants based on their proportionate share of the funds. Fund managers' fees are charged to participants' accounts as a reduction of the return earned on each investment option. All other administrative costs related to the Plan are paid directly by the Company.

Participant Loans—Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of 50% of their vested account balance or $50,000. Loan transactions are treated as a transfer between the applicable investment funds and the loan fund. Loan terms range from one to five years, with the exception of loans made for the purchase of a principal residence, which may be repaid in installments over a period of up to ten years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator and range from 5.0% to 10.5%.

Payment of Benefits—Participants may request either an in-service or hardship withdrawal of certain of their account assets. Participants may only withdraw authorized pre-tax salary reduction contributions after attaining age 59-1/2, or on a hardship basis prior to attaining age 59-1/2. Company matching and discretionary contributions and investment earnings thereon are not eligible for in-service withdrawal.

A participant's vested account is distributable at the time a participant separates from service with the Company, suffers a total and permanent disability, or dies. When the participant terminates employment, the vested portion of the account will be distributed if the asset value is $5,000 or less. If the asset value is more than $5,000, the participant has the option of receiving the account upon separation or deferring receipt until age 65. Accounts are distributed in a single sum. If the account includes 100 or more shares of Navistar International Corporation Common Stock, the distribution of that portion of the account will be made in the form of full shares of Common Stock and a cash payment for any fractional shares. For accounts with less than 100 shares of Navistar International Corporation Common Stock, the distribution will be made in cash.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The financial statements of the Plan are presented on the accrual basis of accounting.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—The Plan's investment in the Master Trust is presented at fair value, which has been determined based on the fair value of the underlying investments of the Master Trust.

Participant loans are valued at cost which approximates market value. Security transactions are accounted for on the trade date. Dividend income is accrued on the ex-dividend date.

Participant Withdrawals—As of December 31, 2004 and 2003, there were no benefits which were due to former participants who have withdrawn from participation in the Plan. Benefits are recorded when paid.

Administrative Fees—Administrative expenses of the Plan are paid by the Company.

3. MASTER TRUST

All of the Plan's investment assets are held in a trust account at JPMorgan Chase Bank (the "Trustee") and consist of a divided interest in an investment account of the International Truck and Engine Corporation Defined Contribution Plans Master Trust (the "Master Trust"), a master trust established by the Company and administered by the Trustee. Use of the Master Trust permits the commingling of trust assets with the assets of the defined contribution pension plans sponsored by the Company and its affiliated companies for investment and administrative purposes. Although assets of all plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income of the investment assets is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans.

The participating plans in the Master Trust and their respective percent interests as of December 31, 2004 and 2003, calculated on a cash basis, are as follows:

	2004	2003
International Truck and Engine Corporation 401(k) Retirement Savings Plan	45.66 %	47.50 %
International Truck and Engine Corporation 401(k) Plan for Represented Employees	32.07 %	36.19 %
International Truck and Engine Corporation Retirement Accumulation Plan	20.76 %	15.26 %
IC Corporation 401(k) Plan	1.51 %	1.05 %

The following table presents the carrying value of investments of the Master Trust as of December 31, 2004 and 2003:

	2004	2003
Cash and cash equivalents	$ 107,299	$ 39,163
U.S. Government securities	278,283	581,727
Common and collective funds	255,273,470	240,718,436
Registered investment companies	225,750,589	187,799,587
Navistar International Corporation Common Stock	26,539,012	23,086,174
Total investments	$507,948,653	$452,225,087

The net investment earnings of the Master Trust for the years ended December 31, 2004 and 2003 is summarized below:

	2004	2003
Dividend and interest income	$ 3,316	$ 10,301
Net realized/unrealized appreciation (depreciation) in fair value of investments:		
U.S. Government securities	9,638	1,398
Common and collective funds	18,173,156	26,766,565
Registered investment companies	27,961,561	40,263,045
Navistar International Corporation Common Stock	(249,081)	14,005,735
Net appreciation in fair value of investments	45,895,274	81,036,743
Net investment earnings	$45,898,590	$81,047,044

4. NON-PARTICIPANT-DIRECTED INVESTMENTS

The Company initially directs the investment of certain contributions. The Company employs professional investment managers, as selected by the Pension Fund Investment Committee of the Company, to manage such investment portfolio. It is intended that the assets will be invested on a long-term basis, consistent with the purpose of the Plan to provide retirement benefits. Such Plan assets held in the Master Trust and for the years ended December 31, 2004 and 2003 were invested in the Frank Russell Aggressive Balanced Fund, a mutual fund which invests in common stocks of United States and foreign companies and in intermediate bonds. Effective January 1, 2003, participants were given the option of directing the investment of such Company contributions. After such contributions are initially deposited in the fund, participants can direct them to any other investment option available in the Plan. Once assets are moved out of the Frank Russell Aggressive Balanced Fund, they cannot be transferred back.

Information about the Plan's net assets and significant components of the changes in the Plan's net assets relating to the non-participant-directed investments as of December 31, 2004 and 2003 and for the years then ended, calculated on a cash basis, is as follows:

	2004	2003
Net Assets—Frank Russell Aggressive Balanced Fund	$2,799,029	$1,588,779
Changes in Net Assets:		
Net realized/unrealized appreciation in fair value of investments	308,217	334,792
Interest and dividend income		35
Employer discretionary retirement contributions	813,563	681,070
Employer matching contributions	422,444	313,198
Transfers to other investment funds	(247,360)	(169,626)
Benefits paid to participants	(86,614)	(35,661)
Total Changes in Net Assets	$1,210,250	$1,123,808

5. TAX STATUS OF THE PLAN

The Plan obtained its latest determination letter, dated September 17, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6. AMENDMENT OR TERMINATION OF THE PLAN

Although the Company expects to continue the Plan indefinitely, the Company, at its discretion, reserves the right to amend, modify, suspend or terminate the Plan, provided that no such action shall deprive any person of any rights to contributions made under the Plan. If the Plan is terminated or contributions thereto have been completely discontinued, the rights of all participants to the amounts credited to their accounts shall be nonforfeitable and the interest of each participant in the funds will be distributed to such participant or his or her beneficiary in accordance with the Plan terms and ERISA. If the Plan is terminated, Plan participants will be fully vested in any funds allocated to them.

7. RELATED PARTY TRANSACTIONS

Certain Master Trust investments are managed by JPMorgan. JPMorgan Retirement Plan Services is the Recordkeeper as defined by the Master Trust and, therefore, these transactions qualify as party-in-interest transactions. Also qualifying as party-in-interest transactions are transactions relating to participant loans and Navistar International Corporation stock. Fees paid by the Plan for the investment management services are computed as a basis point reduction of the return earned on each investment option, and are included in net earnings of the Master Trust.

* * * * * *

IC CORPORATION 401(k) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i— SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2004

	Identity of Issue	Description of Investment	Cost	Current Value
(*)	Various participants	Participant loans (maturing 2005 to 2013) at interest rates of 5% to 10.5%	(**)	$265,053

(*) Party in interest.
(**) Cost information is not required for participant-directed investments and, therefore, is not included.

Ex. 23

Deloitte.

Deloitte & Touche LLP
180 N. Stetson Avenue
Chicago, IL 60601-6779
USA
Tel: +1 312 946 3000
Fax: +1 312 946 2600
www.deloitte.com

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-73392 of Navistar International Corporation on Form S-8 of our report dated June 17, 2005 appearing in this Annual Report on Form 11-K of the IC Corporation 401(k) Plan for the year ended December 31, 2004.

Deloitte & Touche LLP

June 24, 2005

EXHIBIT 99.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of the IC Corporation 401(k) Plan (the "Plan") on Form 11-K for the period ended December 31, 2004 as filed with the Securities and Exchange Commission (the "SEC") on the date hereof (the "Report"), I, Annette M. Freund, Director, Compensation and Benefits of International Truck and Engine Corporation (the "Company"), certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan at the dates and for the periods indicated.

A signed original of this written statement required by Section 906 of the Sarbanes-Oxley Act of 2002 has been provided to International Truck and Engine Corporation (the "Company") and will be retained by the Company and furnished to the SEC or its staff upon request.

/s/ Annette M. Freund
Annette M. Freund
Director Compensation and Benefits
(Principal Executive Officer of the Plan)
June 23, 2005

This certification accompanies the Report pursuant to § 906 of the Sarbanes-Oxley Act of 2002 and shall not be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of that section. This certification shall also not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates it by reference.

EXHIBIT 99.2

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of the IC Corporation 401(k) Plan (the "Plan") on Form 11-K for the period ended December 31, 2004 as filed with the Securities and Exchange Commission (the "SEC") on the date hereof (the "Report"), I, Z. Stan Banasik, Senior Retirement Plan Specialist of International Truck and Engine Corporation, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan at the dates and for the periods indicated.

A signed original of this written statement required by Section 906 of the Sarbanes-Oxley Act of 2002 has been provided to International Truck and Engine Corporation (the "Company") and will be retained by the Company and furnished to the SEC or its staff upon request.

/s/ Z. Stan Banasik
Z. Stan Banasik
Senior Retirement Plan Specialist
(Principal Financial Officer of the Plan)
June 23, 2005

This certification accompanies the Report pursuant to § 906 of the Sarbanes-Oxley Act of 2002 and shall not be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of that section. This certification shall also not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates it by reference.